Exhibit d.2

					STATE OF CONNECTICUT



				DEPARTMENT OF PUBLIC UTILITY CONTROL
					   TEN FRANKLIN SQUARE
					  NEW BRITAIN, CT 06051



DOCKET NO. 99-08-02	JOINT APPLICATION OF NORTHEAST UTILITIES AND
				YANKEE ENERGY SYSTEMS, INC., FOR APPROVAL OF A
				CHANGE OF CONTROL



					December 20, 1999
    			By the following Commissioners:


					Jack R. Goldberg
					Donald W. Downes
					Linda Kelly Arnold




						DECISION

I.	INTRODUCTION

A.	Summary

	In this Decision, pursuant to   16-47 of the General Statutes of
Connecticut and Sections 16-1-65A and 16-1-65B of the Regulations of Connecticut State Agencies, the Department of Public Utility Control approves the joint application of Northeast Utilities Corporation and the Yankee Gas Services Company to acquire control of the Yankee Gas Services Company. The Yankee Gas Services Company is a wholly-owned subsidiary of Yankee Energy System. Northeast Utilities has the financial, technological and managerial suitability and responsibility to control the Yankee Gas Services Company.
In addition, Northeast Utilities is found to be able to provide safe, adequate and reliable service to the public through the public utilities' plant, equipment and manner of operation.

B.	Companies' Proposal

Northeast Utilities (NU) and Yankee Energy System (YES; together,
Companies), the corporate parent of Yankee Gas Services Company (Yankee Gas), jointly request that the Department of Public Utility Control (Department) approve the change of control of Yankee Gas to NU. The Companies request that the Department determine that NU has satisfied the requirements of the General Statutes of Connecticut (Conn. Gen. Stat.) 16-47 to become a holding company of Yankee Gas. (Application) Specifically, the Companies request that the Department find that: (a) NU, through its present operations generally and through its operation of The Connecticut Light and Power Company (CL&P) in particular, has demonstrated to the Department that it is financially, technologically and managerially suitable and responsible to acquire control of Yankee Gas; and (b) Yankee Gas will continue to provide safe, adequate and reliable service to the public through its plant, equipment and manner of operation.

C.	Conduct of the Proceeding

	By Notice of Hearing dated August 24, 1999, the Department conducted a public hearing in this matter on September 3, 22, and 27, and October 8, and 19, and November 5, 1999, at its offices, Ten Franklin Square, New Britain, Connecticut.

In separate letters dated August 13, 1999, YES and NU waived the requirement of Conn. Gen. Stat. 16-47 that a hearing be held within 30 days of the filing of the Application. In a letter dated September 3, 1999, NU
waived the requirement of Gen. Stat.   16-47(d) that the Department issue a
Decision within 120 days of the filing of the Application.

D.	Parties and Intervenors

	The Department recognized Northeast Utilities, 107 Selden Street, Berlin, CT 06037-1616; Yankee Energy System, Inc., 599 Research Parkway, Meriden, CT 06540; and the Office of Consumer Counsel (OCC), Ten Franklin Square, New Britain, CT 06051, as parties to the proceeding.

E.	Public Comment

	No public comment was offered at any of the hearings.


II.	COMPANIES' EVIDENCE

A.	DESCRIPTION OF NU

	NU, a Massachusetts business trust headquartered in Berlin, Connecticut, is the parent company of the Northeast Utilities System (NU System) and a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). The NU System has approximately 1.7 million utility customers, serving approximately 30 percent of New England's electric needs, and is one of the 24 largest electric utility systems in the country as measured by revenues. NU is not itself an operating company or a public service company.
As of March 31, 1999, NU had total assets of $10.4 billion, with operating revenues of $3.77 billion for the year ended December 31, 1998. As of June
30, 1999, NU System companies had 9,034 full and part-time employees.

	The NU System has furnished franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through NU's wholly-owned operating company subsidiaries: CL&P, Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO) and Holyoke Water Power Company (HWP; collectively, NU Operating Companies). In addition to their retail electric service business, the NU Operating Companies (including HWP through its wholly-owned subsidiary, Holyoke Power and Electric Company) also furnish wholesale electric service to various municipalities and other utilities and participate in limited retail access programs, providing off-system retail service.

	Several wholly-owned subsidiaries of NU provide support services for the NU System companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, regulatory, operational, planning, purchasing and other services to the NU System companies. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear power plant. Northeast Nuclear
Energy Company acts as agent for the NU System companies and other New
England utilities in operating the Millstone nuclear generating facilities. Rocky River Realty Company, The Quinnehtuk Company, and Properties, Inc.
build, acquire or lease some of the property and facilities used by the NU System companies.

	The NU System also includes a number of non-regulated subsidiaries, among them: NU Enterprises, Inc., a direct subsidiary of NU, which acts as a holding company for non-regulated businesses; Northeast Generation Company, formed to acquire and manage generating facilities; Northeast Generation Service Company, which provides operating and environmental services, preventative maintenance and other services to generators and large customers; and Select Energy, Inc., a retail energy services and power marketing company.

	Other nonregulated NU subsidiaries include: HEC, an energy engineering and design firm serving energy and water utilities and large consumers; Mode
1 Communications, which owns approximately 30 percent of NorthEast Optic Network, Inc. (NEON), a fiber-optic telecommunications carrier; Select Energy Portland Pipeline, Inc., formed to hold a five percent partnership interest in the Portland Natural Gas Transmission System pipeline that has recently commenced operations in northern New England; and North Atlantic Energy Corporation, which owns 36 percent of the Seabrook nuclear generating plant.

B.	DESCRIPTION OF YES

	YES is a public utility holding company incorporated in Connecticut in 1988 to acquire the gas utility assets and operations held by CL&P. Prior to the formation of YES, the gas business now owned and operated by Yankee Gas was part of the NU system and was operated on an integrated basis as part of CL&P. In 1989, the Department approved the spin-off of YES in the Decision dated December 21, 1988, in Docket No. 88-04-28, Application of The Connecticut Light and Power Company for Approval of Steps Regarding Divestiture of Gas Business. YES is primarily engaged in the purchase and retail distribution of natural gas to residential, industrial and commercial customers in Connecticut through its wholly-owned subsidiary Yankee Gas.
YES, headquartered in Meriden, Connecticut, is the holding company for Yankee Gas and four active non-utility subsidiaries.

	Yankee Gas, a Connecticut public service company under the Department's jurisdiction and the principal subsidiary of YES, purchases, distributes and sells natural gas to approximately 185,000 residential, commercial and industrial users in Connecticut, of which approximately 170,000 are also CL&P customers. The Yankee Gas service territory of 69 Connecticut cities and towns, covers approximately half of Connecticut's land area, all within the service territory of CL&P. Yankee Gas owns approximately 2,820 miles of distribution mains, 133,000 miles of service lines; service facilities located in Meriden, Waterbury, Torrington, Mystic, Shelton, Bethel and Danielson; various propane facilities with a combined storage capacity of approximately 245,000 million cubic feet (Mcf); and six gas storage holders. All of these assets are located in Connecticut. Yankee Gas provides firm gas sales service to customers who require a continuous gas supply throughout the year, and interruptible gas sales to some commercial and industrial customers that have the capability to switch from natural gas to an alternative fuel on short notice. Yankee Gas also offers firm and interruptible transportation services to customers who purchase gas from sources other than Yankee Gas.

	YES conducts non-utility operations through four subsidiaries: NorConn Properties, Inc., which holds property such as the YES headquarters building in Meriden and a Yankee Gas service building in East Windsor; Yankee Energy Financial Services Company, which provides equipment and home improvement financing to energy consumers and municipal utilities across the country; Yankee Energy Services Company, which provides building automation services, heating, ventilation and air conditioning, boiler and refrigeration equipment services and installation; and R.M. Services, Inc., created initially to provide debt collection service to Yankee Gas, but now marketing services to other utilities and to Dun & Bradstreet Receivables Management Services, and providing consumer collection services focused primarily on utility and telecommunications businesses.

C.	DESCRIPTION OF TRANSACTION

	1.	Merger

	Through the proposed change of control transaction (Merger), YES would merge with and into Merger Sub, a to-be-formed wholly-owned subsidiary of NU that would be created solely for purposes of effecting the Merger. Merger
Sub would take on the name and operations of YES upon the effectiveness of the Merger. Upon consummation of the Merger, YES would become a first-tier subsidiary of NU and would continue to own all of the outstanding common stock of Yankee Gas as well as its related non-utility businesses. Although Merger Sub would be the surviving company, upon the Merger it would change its name to Yankee Energy System, Inc. and continue to act as a holding company for YES' utility and non-utility operations after the Merger. There is no direct or indirect merger of public service companies. CL&P, a Connecticut electric distribution company, would remain a direct operating subsidiary of NU. Yankee Gas and CL&P would continue to be subject to regulation by the Department. Application, p. 6.

	The transaction would be consummated pursuant to an Agreement and Plan of Merger dated as of June 14, 1999, by and between NU and YES (Merger Agreement). The Companies seek to close the Merger by late 1999 or in January 2000. Since NU would indirectly own 100 percent of the common stock of Yankee Gas after the Merger, this Application requests Department approval of the acquisition and exercise of control by NU over Yankee Gas. Id.

	The Merger was approved by the YES Board of Directors on June 14, 1999, and by the NU Board of Trustees on June 8, 1999. Application, p. 14. The Merger was approved by YES shareholders on October 12, 1999. NU/YES Brief, pp. 6-7.

On a pro forma basis, giving effect to the Merger, the combined company would serve approximately 1.3 million utility customers, with combined assets of approximately $11 billion as of March 31, 1999, and approximately $4.06 billion in combined operating revenues for the year ended December 31, 1998. Response to Interrogatory EL-6.

2.	Stock Exchange Process and Value

	The Merger Agreement provides that holders of outstanding YES shares can choose to convert their YES shares into cash, into NU common shares having a value of $45 per share of YES common stock, or some combination of shares and cash.(1) The per share consideration of $45.00 represents a premium for YES shares of approximately 38 percent over the $32.50 per share price of the Yankee shares on June 14, 1999, the last trading day before the announcement of the Merger. NU intends to fund the cash consideration to be paid to YES shareholders with internal resources. To the extent necessary, NU contends that it will have access to sufficient short-term and long-term capital financing at reasonable rates to meet its obligations under the Merger Agreement. Id., pp. 14-15.









(1) This excludes those shareholders who do not vote in favor of the Merger and have properly demanded dissenters' rights under Connecticut law.


	The Merger would be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles. The purchase price would be allocated to YES utility and non-utility assets and liabilities based on their estimated fair market values at the date of acquisition. The difference between the purchase price, representing fair value, and the recorded amounts would be shown as a plant acquisition adjustment (for the regulated business) and goodwill (for the unregulated businesses) on the consolidated balance sheet. Id., p. 15.

	After the Merger, NU would own 100 percent of the common stock of YES and there would be no minority common stock interest in YES or Yankee Gas. The capitalization, or debt securities of CL&P or any of the other NU subsidiaries would not be affected by the Merger. The outstanding debt of Yankee Gas and the other YES subsidiaries at the time of the consummation of the merger would remain outstanding without change. Id., pp. 15-16. Completion of the Merger requires, among other things, that two-thirds of the
outstanding YES shares vote to approve the Merger Agreement.   On October 12,
1999, YES shareholders voted to approve the Merger.  Late Filed Exhibit No.
1.  NU shareholders are not required to approve the Merger.  Application, p.
15.

3.	Post-Merger Operations

Following consummation of the Merger, the entire NU System, including
YES and Yankee Gas, would be operated as a single coordinated system. The Companies anticipate a significant degree of centralization of services with respect to such areas as accounting, financial planning and analysis, financial reporting, human resources, governmental affairs, regulatory relations, corporate communications, information systems, insurance, legal, payroll, purchasing, tax, treasury, billing support, facilities management, call center services, engineering, construction and environmental services and general administrative services. Application, pp. 16-19.

	Following the Merger, the NU Board of Trustees would be expanded by two positions to filled by two current outside directors of YES. After the Merger, the Board of Directors of YES would consist of seven directors, three of whom will be current directors of YES. The senior management of YES, including the senior management of Yankee Gas, is expected to be unchanged by the Merger. Id., p. 17

	The Companies project that approximately 50 YES positions would overlap with positions new held by NU System employees and could be eliminated over time. However, the Companies do not anticipate that any NU or YES employees will be laid off as a result of the Merger. It is expected that as a result of expanded business opportunities, as well as natural attrition and potential for reassignment, current employees would have an opportunity to continue to be employed in the combined companies. Id., p. 17, Morris PFT,
p. 7.

III.	DEPARTMENT ANALYSIS

A.	BACKGROUND

	Pursuant to Conn. Gen. Stat.   16-47(a) and 16-47(d), the Department
regulates the control and acquisition of a public service company and specifically takes into consideration the following guidelines in its evaluation of a proposed buyer's suitability:

(1) the financial, technological and managerial suitability and responsibility of the application, (2) the ability of the gas, electric, water, telephone or community antenna television company or holding company which is the subject of the application to provide, safe, adequate and reliable service to the public through the company's plant, equipment and manner of operation if the application were to be approved. . . .

B.	EFFECT OF THE ANNOUNCED NU MERGER WITH CONSOLIDATED EDISON

	In its brief, OCC argues that the Department should deny the Application, without prejudice, until such time as the proposed merger between Con Ed and NU is brought before the Department.(2) OCC bases this argument on the Decision in Docket No. 99-07-07, Application of BHC Company for Approval to Own Common Stock of the Village Water Company of Simsbury, November 3, 1999. In that Decision, the Department held that two concurrently running dockets, one an application by Village Water Company (Village) to sell land and the other an application for change in control of BHC Company (BHC) warranted a denial without prejudice of the Village application. The Department notes that it was only the failure to obtain approval of the transfer of the land that constituted an absolute legal bar to approving the Village acquisition. The issue of BHC's change of control supported the Department's conclusion, but the issue involved a degree of subjectivity. In the Decision now before the Department, the proposed merger of Con Ed and NU has not reached the point where an application has been filed with the Department. Under these circumstances, it is much more possible that the merger will not take place or that the filing of an application will be delayed. Either of these events would lead to significant prejudice to the applicants in this case. Thus, the Department does not find Docket No. 99-07-07, above, controlling and will not deny the instant application on those grounds.










(2) The Con Ed/NU merger was announced on October 13, 1999, but no request for approval has been filed with the Department.

C.	FINANCIAL SUITABILITY OF NU

	In recent years, the financial hardship of the Millstone outages was reflected in the lowered credit ratings of NU and its major subsidiaries, The Connecticut Light and Power Company (CL&P) and Western Massachusetts Electric Company (WMECO).(3) By April, 1997, Moody's had downgraded CL&P and WMECO first mortgage bonds to below investment grade.(4) As a result of these financial hardships, the NU Board of Trustees suspended dividends as of the second quarter of 1997. Following the restart of Millstone Units 3 and 2, respectively, the financial condition of NU and its major subsidiaries improved. In the first six months of 1999, NU had earnings of $18.7 million ($0.14 per share), compared to a loss of $11.7 million ($0.09 per share) for the first six months of 1998. Application, p. 25. During 1999, the bond ratings of CL&P, WMECO and Public Service Company of New Hampshire (PSNH) were upgraded to investment grade by Standard & Poor's and Moody's investor rating services. Response to Interrogatory OCC-15. The Department finds that as a result of its financial upgrades, NU would be able to attract capital at reasonable rates and is financially suitable to acquire control of Yankee Gas.

D.	FINANCIAL IMPACT ON YANKEE GAS

The Companies contend that the Merger would not change the financial and business risk of YES. After the Merger, YES would operate as a first level subsidiary of NU. YES and its main subsidiary, Yankee Gas, would operate in the same geographic area and be subject to the same regulatory control by the Department, operate in the same competitive environment and have the same customer base as without the Merger. Response to Interrogatory OCC-25.

The Companies argue that the Merger would produce positive changes in Yankee Gas' capital structure and financial strength as synergies flow to the operating profit of Yankee Gas. These synergies would be in the form of expense savings as well as revenue enhancements. The Companies contend that the Merger would enable Yankee Gas to gain a greater access to capital, allowing Yankee Gas to become more aggressive in obtaining new investment to expand its system and to pursue opportunities in marketing and other related areas. Application, p. 19.

YES indicated that subsequent issuances of long-term debt would be evaluated primarily based on cost to determine the appropriate issuer. Response to Interrogatory GA-8. Yankee Gas' short-term credit facility is expected to expire at the time of the Merger and Yankee Gas would have the option either to renew that facility or utilize NU credit facilities.



(3) See Docket No. 97-05-12, DPUC Financial and Operations Review of The Connecticut Light and Power Company, Decision dated December 31, 1997, pp. 56-58.

(4)  The bond ratings of PSNH had been below investment grade since 1994.
See response to Interrogatory OCC-15.
Response to Interrogatory GA-8. Yankee does not provide reports or documents to any rating agencies and so is not currently rated by them. Response to Interrogatory GA-4.

The Department believes that the immediate financial effect of the Merger on YES and Yankee Gas is negligible since NU plans to operate YES and Yankee Gas as a subsidiary with a separate capital structure for ratemaking purposes. That YES would operate as a first level subsidiary of NU appears to be the only difference in the overall risk environment of YES, and this effect would be minimal. YES and Yankee Gas capital structure would likely remain unchanged and therefore financial risk will remain unchanged.

The Department believes that the Merger may provide Yankee Gas with greater flexibility in accessing capital. Yankee Gas' ability to obtain long-term debt would be largely unchanged if it continues to access long-term debt on a stand-alone basis. However, YES indicated that the cost of future issuances would be evaluated to determine the appropriate issuer, which suggests that a merged company could provide alternatives to Yankee Gas issuing stand-alone long-term debt. The ability of Yankee Gas to enter the NU Money Pool would provide Yankee Gas the opportunity to access short-term credit on a more flexible and cost-effective basis.(5) Tr. 9/22/99, pp. 43-
44. Whether the Merger would afford Yankee Gas greater access to equity capital would depend in part on NU's dividend policy and NU's future commitments to the expansion of the gas distribution system. NU has stated that it has not devised a dividend policy to accommodate the Merger of YES. Response to Interrogatory GA-12.

E.	TECHNOLOGICAL AND MANAGERIAL SUITABILITY OF NU

NU claims that its senior management has substantial experience in managing gas operations. Michael Morris, prior to joining NU as president and chief executive officer (CEO), served as president and CEO of Consumers Energy, which had 1.6 million natural gas customers. Morris PFT, p. 2. Two other NU senior managers have had substantial experience in the gas industry. Response to Interrogatory GA-20. NU asserted that it would retain the current YES management, so that Yankee Gas would continue to benefit from its experience. NU believes that merging with YES would broaden the management pool, thereby enhancing managerial effectiveness. Response to Interrogatory EL-1. According to Charles Gooley, President and CEO of YES, NU has successfully overcome the significant financial and managerial challenges of the prolonged Millstone nuclear generating plant outages. He also pointed out that both NU and YES share a common identity as Connecticut-based companies, and prior to 1989, the two companies had a long history operating as an integrated company serving electric and gas customers. Gooley PFT, pp. 5-6.



(5) The NU Money Pool is a short-term borrowing arrangement among NU subsidiaries.

NU has faced significant management challenges in the operation of its nuclear plants in the last several years. Decision dated July 30, 1997, in Docket No. 96-10-06, DPUC Investigation into Whether the Connecticut Light and Power Company Fulfilled its Public Service Responsibilities with Respect to it s Nuclear Operations. However, the Department believes that NU has overcome many of these challenges. The Department concludes that NU is managerially capable to operate as a holding company for Yankee Gas.

F.	SAFE, ADEQUATE AND RELIABLE SERVICE

The Companies describe Yankee Gas as a well-run public service company, providing superior service to its customers. They point out that for the second year in a row, Yankee Gas has been cited by the American Gas Association as an industry leader in accident prevention and safety. Yankee Gas is the only Connecticut LDC to receive this citation, and has one of the lowest incident rates in the country among companies of similar size. The Companies state that the ability of Yankee Gas to provide safe, adequate and reliable service through its plant, equipment and manner of operation would be enhanced by the Merger. Application, pp. 26-27.

YES operating headquarters and service centers would remain in Connecticut after the Merger. NU expects to retain existing YES and Yankee Gas management and employees. Id., p. 27. Yankee Gas would continue to be subject to State safety regulations and the Natural Gas Pipeline Safety Act of 1968 with respect to the construction, operation and maintenance of its mains and services. The Companies contend that Yankee Gas' service quality would be enhanced through the increased financial flexibility, a larger pool of managerial resources and potential future cost-savings that are expected to result from the Merger. Id., pp. 26-27.

The Department finds that the record evidence indicates that after the Merger, Yankee Gas would be technically and managerially able to operate its gas facilities safely. NU has had a long history operating an integrated electric and gas company. As indicated in Section III.E above, NU's current senior management has substantial experience in managing gas operations and, importantly, Yankee Gas would still be subject to the same safety requirements with regard to the construction, operation and maintenance of its mains and services. The Department finds that NU is capable of providing safe, adequate and reliable service to the public.

G.	SERVICE QUALITY

In the Application and during the proceedings, the Companies made several commitments to improving and enhancing customer service for customers. Application, p. 18. The Companies report that the non-financial benefits to Connecticut customers that would result exclusively from the Merger include NU and YES customers' access to both Companies' call centers, payment locations and payment agents. However, no evidence was entered into the record to support the conclusion that these non-financial benefits would occur. According to the Companies, customers would be able to place emergency calls and customer service inquiries into both Companies' call centers, which would reduce emergency and inquiry response time. The Applicants' Transition Teams (ATTs) have not determined when and by how much the emergency and inquiry response time would be reduced. The Companies contend that customers would also have access to a greater number of payment centers and payment agents over a larger geographical area. The Companies did not state the current number or estimate the total number of payment agents and centers that YES and NU to which customers would have access. Tr. 10/8/99, pp. 347-350.

	The Companies contend that NU would provide access to its state-of-the-art Customer Information Center Technology (CICT), which would provide an important technological benefit to YES. Customers would benefit since the Global Positioning System component of CICT would allow a dispatcher to assign the next service order to the technician who is closest to the customer requesting assistance. This feature would also be available to customers with emergencies as well as those with routine appliance repair calls. The Companies anticipate that they would be able to respond more quickly; however, no evidence was entered into the record to substantiate their expectation. Tr. 10/8/99, pp. 367-368. YES and NU stated they are both in the early stages of understanding the capabilities of electronic commerce to support customer service; however, they maintain that customers would be able to use electronic services from home to pay their bills and to have service inquiries addressed, such as meter reading services. The Gas Research Institute, an organization that assesses and tracks gas customer service trends and demands, has examined services that could be provided over the Internet. The Companies maintain that customers would be interested in using electronic commerce technology such as automated billing and meter reading services to address utility concerns. Tr. 10/8/99, pp. 347-348.

	The Companies assert that business decisions regarding customer service would be executed as they have been in the past. YES and NU managers would continue to make decisions from their respective local service centers. The ATTs are examining the YES customer service organization to determine whether changes should be made. Response to Interrogatory CA-2.

	NU stated that according to the 1998 Department Scorecard,(6) it was one of a handful of regulated companies achieving a reduction in the number of complaints to regulators by more than 25%. The total number of utilities that reduced the number of complaints to regulators was not specified.








(6) The Department Scorecard is a computation of utilities' customer complaints to the Department, organized into several categories of consumer service.


Application, p. 24. However, due to increased collection activities to reduce the number of uncollectible accounts, NU experienced an increase in complaints to the Department in 1999 to date. Response to Interrogatory CA-22.

	The Department has reviewed the Companies' responses to interrogatories regarding Customer Service Practices and Policies and Rules and Regulations. The Companies' customer service practices and procedures are sufficient and allow for the efficient and timely handling of customer complaints and inquiries. The ATTs have not determined if there would be any changes to the bill and the billing process. Late Filed Exhibit No. 7. Yankee Gas will be ordered to submit to the Department for review and approval any proposed changes to its customer service policies and procedures, Rules and Regulations, pursuant to Section 16-19 of the Conn. Gen. Stat. Yankee Gas will also be ordered to submit to the Department for review and approval any proposed changes to its billing format.

H.	POST-MERGER MANAGEMENT AND OPERATIONS

1.	Post-Merger Transition

	As described in Section II.C.3, following the Merger, the NU System, which would include YES and Yankee Gas, would be operated as an integrated system. It is expected that the senior management of YES, which includes the
senior management of Yankee Gas, would remain unchanged.   Application, pp.
16-19. The Companies project that approximately 50 YES positions overlapping with NU System positions could be eliminated over time. However, the Companies expect that employees would have an opportunity to be reassigned in the combined companies. Id., p. 17, Morris PFT, p. 7.

To oversee the transition process, NU and YES have established 11 functional transition teams to design and oversee the Merger process in the following functions: operations, corporate planning/accounting/ finance/ internal audit/investor relations, human resources, information technology; unregulated subsidiaries, corporate communications, sales and marketing (regulated), facilities/fleet, governmental affairs, regulatory affairs, and legal/environmental safety. The Companies expect that the recommendations of the functional transition teams, along with the implementation plans will be finalized in the first quarter of 2000. Once finalized, the overall recommendations will be discussed by the Merger Transition Team, which is responsible for managing the transition project and making recommendations to the Merger Steering Committee, which is co-chaired by NU's and YES's Chief Executive Officers. The Steering Committee will make final decisions on implementation of the transition. Response to Interrogatory OCC-36.

The Department will continue to monitor the integration of the combined corporate functions as it pertains to the operations of Yankee Gas. The Companies are directed to report to the Department on the progress of the functional transition process as indicated in Section V.B.

2.	Capital Expenditure Plan

	NU has proposed to expand the current Yankee Gas distribution system as a result of the Merger. Application, p. 19. The Companies have argued that this expansion would be a major benefit of the Merger. Application, p. 19.
The Companies also contend that Yankee Gas would have greater access to capital, which would facilitate the financing of a capital expansion. Id.,
p. 19; Response to Interrogatory OCC-51.

NU has described several opportunities to expand natural gas service.
NU points out that there are a number of proposed gas-fired electric generation plants in New England, which would increase demand for natural gas. The percentage of homes heated with natural gas in New England is less than the national average, 31% versus 54%; NU views the relatively low use of gas heating as an opportunity for expansion. NU foresees that the expanding natural gas infrastructure would open access to natural gas to areas in New England, increasing the use of natural gas in all end-use sectors. NU anticipates that its non-regulated subsidiary, Select Energy, will market natural gas and assist in the expansion of sales. NU also anticipates expansion of regulated sales through the acquisition of additional LDCs. Response to Interrogatory EL-4. Mr. Gooley, testified that NU's greater resources and name recognition would facilitate the more rapid expansion of gas service into unserved areas. Tr. 9/22/99, pp. 64-67.

The Department views expansion of gas infrastructure as an important consumer benefit to the Merger by offering a broader menu of energy choices for customers. A key ingredient in offering consumers more choices is NU's commitment to cost-effective expansion of the Yankee Gas distribution infrastructure. However, NU offered no specific expansion plan for gas infrastructure. Tr. 9/22/99, p. 65. Although NU has not proposed how the Yankee Gas system would be expanded, the Department expects that the investment in the Yankee Gas capital budget would increase from its most recent five year-projections of $135,000,000. In the last Yankee Gas rate case its capital expenditure budget for 1997 through 2001 was projected to be $135,000,000. Decision dated July 9, 1997, in Docket No. 96-08-05, DPUC Financial and Operational Review of Yankee Gas Services Company. The Department will review the expansion plans carefully and the proposed capital budgets for Yankee Gas in that company's next rate case.

3.	Affiliate Agreements

Yankee Gas currently has one service agreement with an affiliate. RM Services, Inc. provides collection services to Yankee Gas for certain active, inactive and uncollectible accounts. Response to Interrogatory OCC-16. However, NU expects that YES would enter into a service agreement with NUSCO consistent with NUSCO's agreements with NU's other subsidiaries. Response to Interrogatory OCC-8. Following consummation of the Merger, the entire NU System, including YES and Yankee Gas, would be operated on a consolidated basis.

OCC argues that an affiliate agreement between YES and NU should be in place before the Department approves any merger. OCC Brief, p. 26. In the alternative, no affiliated transaction should be allowed to occur subsequent to the merger absent the Department's approval of a fully defined affiliate transaction agreement. OCC Brief, p. 27.

	The Department concurs with OCC. The Company did not present sufficient information to assure the Department that the transactions between the affiliates that might occur are appropriate. The Companies should not engage in any affiliate transactions until an affiliate agreement is in place.
Further, Companies must submit all proposed affiliate agreements to the Department for review prior to the agreements becoming effective.

The Department herein emphasizes the necessity for access to any and all books and records of NU and its affiliates that the Department deems necessary to: (i) verify all costs and revenues that are ultimately allocated to Yankee for recovery from ratepayers and/or determine Yankee's regulated earnings, and (ii) verify that Yankee assets, including its gas pipeline contracts, are being managed consistently with Department policy, including policies pertaining to competitive gas supply markets in Connecticut. The Department will closely monitor any natural gas commodity or interstate pipeline transmission or storage transactions between NU and any affiliate, and will take such regulatory action as may be required to safeguard the public interest.

4.	Cost Allocations

The National Association of Regulatory Utility Commissioners (NARUC) has adopted guidelines for cost allocation and affiliate transactions. Late Filed Exhibit No. 13. NU's current procedures incorporate many of the NARUC recommendations with respect to accounting for affiliate transactions. Tr. 11/5/99, p. 701. NU believes that the differences between its practices and NARUC's recommendations pertain to rules that would be one-sided and therefore inequitable to the regulated companies. Tr. 11/5/99, pp. 693-695,
701. NARUC recommends that services provide by a regulated company to a non-regulated company be charged at the higher of cost or market while services provided by a nonregulated company to a regulated company be provided at the lower of cost or market. The same would apply to the transfer of capital assets between affiliates. Tr. 11/5/99, pp. 693-695. NU views two NARUC recommendations, those regarding the appropriate amount to charge for affiliate transactions and the amount at which capital assets should be transferred between regulated and unregulated companies, as asymmetrical or unbalanced. NU charges affiliate transactions at cost, whether the regulated company is providing or receiving those services. Id. NU believes that it is appropriate to use a balanced approach that applies the same rules to regulated and unregulated affiliates. NU/YES Brief, p. 37.

Although the Department has examined affiliate transactions in rate cases and has participated in SEC audits of affiliate transactions affecting the NU System, OCC does not believe that either entity has done enough to protect customers against affiliate abuse with holding company systems. Tr. 10/19/99, pp. 543-545, 579-582. OCC believes that the Department should ensure that specific rules that deal with affiliate transactions are in place to protect the public interest. Id., p. 547. Further, OCC believes that the Department should decide whether to apply the NARUC guidelines as being in the best interest of customers. Tr. 10/19/99, p. 583.

The Department has reviewed NU's allocation methods in prior CL&P rate cases and generally has no major concerns with the methods or the specific allocators used. The Department directs NU to allocate costs to YES and its subsidiaries in the same manner it currently allocates them to all other NU System companies. The Department will review the cost allocation methodologies specific to Yankee Gas in the next Yankee Gas rate case.

I.	VALUATION OF YES

YES employed the firm SG Barr Devlin (Barr Devlin) to act as its financial advisor for the proposed Merger. Barr Devlin provided a written opinion to YES's Board of Directors dated June 14, 1999, which stated that the Merger consideration, in particular, a $45 per share price, was fair from a financial point of view to of Yankee common stock shareholders. Barr Devlin used the valuation methodologies described below.

1.	Stock Trading History

Barr Devlin reviewed the historical prices and trading activity of YES shares and NU shares and compared them to (a) the Standard and Poor's Utility Index; and (b) an index of common stock prices of selected natural gas distribution utilities (or their holding companies). This comparison provides a perspective on the stock performance of YES relative to the selected indices. Barr Devlin's Fairness Opinion Back-Up Book, pp. 8 - 14; Application, Exhibit 10, p. 27; Protected Response to Interrogatory OCC-3.

2.	Publicly Traded Comparable Company Analysis

Barr Devlin compared selected financial information and ratios for YES with the corresponding financial information and ratios for a group of publicly-traded local gas distribution companies, which Barr Devlin considered to be comparable to Yankee. Barr Devlin selected these companies because they possessed the general business, operating and financial characteristics representative of the local gas distribution company industry in which Yankee operates. The comparable companies are as follows:

AGL Resources, Inc.				NUI Corporation
Atmos Energy Corporation			ONEOK, Inc.
Cascade Natural Gas Corporation	Peoples Energy Corporation
CTG Resources, Inc.				Piedmont Natural Gas Company
Indiana Energy, Inc.			Providence Energy Corporation
Laclede Gas Company				SEMCO Energy, Inc.
New Jersey Resources Corporation	South Jersey Industries, Inc.
NICOR, Inc.					Washington Gas Light Company
Northwest Natural Gas Company

							Application, Exhibit 10, p. 27.

YES submitted additional financial data to support the conclusion of Barr Devlin that this group is comparable to YES. Response to Interrogatory GA-34; Protected Response to Interrogatory OCC-3.

Barr Devlin determined these ranges of multiples for the comparable companies based on the following financial ratios:

	1.	common stock market value as a multiple of:
	a.  net income for the 12-month period ended March 31, 1999;
	b. projected net income for the 12-month period ended December 31, 1999;
	c. projected net income for the 12-month period ended December 31, 2000; and
	d.  book value for the period ended March 31, 1999;

2.	aggregate market value (defined as the sum of the common stock market value, plus any preferred stock, debt, capitalized lease obligations and minority interests, minus cash and cash equivalents) as a multiple of:

	a. earnings before interest and taxes for the 12-month period ended March 31, 1999; and
	b. earnings before interest, taxes, depreciation and amortization for the 12-month period ended March 31, 1999.

Applying these multiples to the corresponding data for Yankee (as reported and also on a weather normalized basis), this analysis produced reference values of $17.66 to $31.62 per share of YES common stock with a weighted average value of $25.21.

Application, Exhibit 10, pp. 27 and 28; Barr Devlin Fairness Opinion Back-Up Book, pages 15 through 17; Protected Response to Interrogatory OCC-3.

3.	Discounted Cash Flow Analysis

	Barr Devlin performed a discounted cash flow analysis (DCF) under the assumption that Yankee Gas performed according to the operating and financial projections, as provided by management, for the period 1999 through 2003. Barr Devlin used this DCF methodology to calculate an estimated range of reference values for YES stock. To calculate this, Barr Devlin took YES' projected cash flows during each year of the projections 1999 through 2003, together with the estimated value of YES at the end of 2003, then discounted to the present using discount rates in the range of 6.0% to 7.0%. Barr Devlin estimated values at the end of 2003 for YES by applying multiples that were derived from those of comparable public companies, which are as follows:

Earnings before interest and taxes...............................0.7x-12.0x
Earnings before interest, taxes, depreciation and amortization.  7.2x-8.2x
Book value.......................................................1.44x-1.88x
Net Income.......................................................13.9x-15.9x

Barr Devlin Fairness Opinion Back-Up Book work papers, pp. 18-23; Protected Response to Interrogatory OCC-3; Protected Late Filed Exhibit No. 3.

	This DCF analysis produces reference values of $23.69 to $41.06 per share of YES common stock with a weighted average value of $33.14. Exhibit 10, p. 28. Thus, the $45 per share price is above the DCF-estimated reference values.

4.	Comparable Transaction Analysis

Barr Devlin reviewed transactions it deemed comparable involving acquisitions of natural gas distribution utilities or their holding companies. Barr Devlin chose these comparable transactions because they were viewed as strategic combinations of companies that possessed general business, operating and financial characteristics representative of utilities in the industry in which Yankee operates. These comparable transactions were:

Pennsylvania Enterprises/Southern Union Company;
Southwest Gas Corporation/ONEOK, Inc.;
Connecticut Energy Corporation/Energy East Corporation;
Public Service Company of North Carolina/SCANA Corporation;
North Carolina Natural Gas Corporation/Carolina Power & Light Company; Colonial Gas Company/Eastern Enterprises;
Essex County Gas Company/Eastern Enterprises; and
Bay State Gas Company/NIPSCO Industries, Inc.

			Application, Exhibit 10, p. 28

	Barr Devlin determined implied ranges of multiples from the comparable transactions based on the following financial ratios:

1.	Implied consideration to be received by the smaller company's shareholders as a multiple of its:
	a.  net income for the most recent 12-month period available;
	b.  projected net income for the current fiscal year;
	c.  projected net income for the next fiscal year; and
	d.  book value for the most recent period available;

2.		Implied aggregate consideration (defined as the sum of the implied consideration, plus any preferred stock, debt, capitalized lease obligations and minority interests, minus cash and cash equivalents) to be paid by the larger company as a multiple of the smaller company's

	a. earnings before interest and taxes for the most recent 12-month period available; and
	b. earnings before interest, taxes, depreciation and amortization for the most recent 12-month period available.

Barr Devlin also calculated the implied percentage premium to the smaller company's shareholders by dividing the offer price over the one-day and one-month unaffected stock market prices for their shares. Protected Response to Interrogatory OCC-3.

	Applying such multiples and premiums to the corresponding data for Yankee (as reported and also on a weather normalized basis), this analysis produced reference values of $25.43 to $46.63 per share of YES common stock, with a weighted average value of $36.53. Application, Exhibit 10, p. 29. Using the comparable company analysis, the $45 per share price is well above the weighted aggregate value of $36.53, and from the perspective of YES shareholders, is more than fair.

5.	Pro Forma Analysis

	Barr Devlin analyzed the pro forma effects of the merger on Yankee shareholders for the period 2001 through 2003. This analysis was based upon earnings estimates for Yankee and NU from First Call Corporation as of June 11, 1999, without giving effect to possible benefits, which might be realized following the merger. For Yankee shareholders that receive NU common shares in the merger, the analysis showed substantial improvement in earnings per share, with a slight improvement in expected dividends per share. Barr Devlin Fairness Opinion Back-Up Book, pp. 27-30; Protected Response to Interrogatory OCC-3.

6.	Conclusion on Valuation of YES

	The Department has reviewed each of the above valuation methodologies and their supporting work papers and finds that Barr Devlin used standard financial models to estimate a valuation of YES. The Department believes that YES has exercised due diligence in obtaining a valuation of its company.

The fairness opinion of Barr Devlin is directed toward the YES Board of Directors and not Yankee Gas ratepayers. Barr Devlin restricted its opinion to a definition of fairness from a financial point of view of the Merger consideration as a whole. This fairness opinion does not consider the allocation of cash, stock, consideration, or a combination of cash and stock.

The Department finds that the price of $45 is fair to the financial interests of YES shareholders since it is well above the parameters of price as established in the Barr Devlin methodologies. The Department views the $45 as producing the substantial goodwill/acquisition premium, discussed in
Section III.I.

J.	EFFECT OF MERGER ON YES'S AND NU'S OPERATING COSTS/SYNERGIES

The Companies assert that the Merger offers significant savings in operating costs and synergies. They anticipate that the Merger will result in increasingly competitive gas and electric rates and long-term, synergy-related cost savings that would not be available to the separate Companies absent the Merger. These savings are expected to be realized over a period of several years, rather than immediately after the Merger. Savings include reduced operating costs and expenditures resulting from integration of corporate and administrative functions, elimination of duplicative positions, reduction of duplicative capital expenditures for administrative and customer service programs and information systems, and savings in areas such as legal, audit and consulting fees. The Companies also expect the Merger to result in longer term benefits from greater purchasing power for items such as fuel and transportation services, and general and operational goods and services. Application, p. 19.

	NU assembled a team of internal specialists to conduct due diligence on YES to develop an estimate of the costs that could be reduced in functional areas as a result of the Merger. The savings projections developed by the team were generally based on consolidating duplicate services and leveraging the buying power advantage NU has over YES due to its size. Wiater PFT, p.
3. Preliminary analyses indicate that over time operation and maintenance (O&M) expenses could be significantly reduced for a combined NU and YES system. By the end of the fifth year following the Merger, projected combined O&M expenses would be approximately $10 million per year lower than the five-year forecast provided to NU by YES for the Merger due diligence review. The due diligence process was conducted in May 1999, during a one-week period. Id. Tr. 9/22/99, p. 76; Protected Response to Interrogatory OCC-1.

NU and YES have assembled merger functional transition teams to develop a more detailed review of the Companies' operations and produce a better estimate of the potential merger savings than was developed during the due diligence process. Additionally, the teams will prepare a multi-year plan for integrating the Companies. Expectations about the source, amount and timing of potential savings would ultimately be based on a multi-year time line. It is expected that the majority of those savings would be allocated to YES. Wiater PFT, pp. 4-6.

The Companies emphasized that there is no guarantee that savings would ever be realized. Synergy assumptions are only preliminary and are likely to be refined and modified by functional transition teams over the succeeding months. They are not firm or reliable. However, it would take considerable time before actual synergies are realized, and the amount and source of those synergies cannot now be predicted. Wiater PFT, pp. 5-7. The Company has proposed to retain savings until transaction costs are recovered and to address the savings and costs of the Merger in a future rate proceeding. Response to Interrogatory EL-11.

OCC believes NU and YES have identified only modest amounts of possible Merger savings, and that the Companies' witnesses have emphasized that such savings are not certain to occur. OCC Brief, p. 8. OCC cites the lack of empirical evidence to support the existence of future customer benefits, enhanced customer service, reduced customer bills and other anticipated benefits. The only groups that will definitely benefit from the Merger are NU and YES shareholders and senior management. OCC Brief, p 31.

OCC further argues that the fundamental economics of the Merger have undergone important changes in light of the announced Con Ed/NU merger agreement. The economic assumptions in the Application are no longer accurate. OCC Brief, pp. 8-9. Absent the Merger, OCC believes that NU and Yankee Gas, which are the major regional electric and gas utilities in the region, would become even more significant competitors than they are today. As competitors, they would be forced to reduce costs and achieve efficiencies in the market. OCC Brief, p. 17.

The Companies claim potential annual savings of that would build to $10 million five years after the Merger. These estimates are based on NU's one week due diligence review of YES data in May 1999. Ten million dollars represents a 15.3% savings in YES average O&M costs of $65.3 million per year for 1994 through 1998. Response to Interrogatory OCC-24. The Companies provided very few additional details on savings in response to interrogatories and cross-examination. They testified that it would be months before the 11 functional transition teams could identify detailed savings. Final results would not be known until early 2000, after the Decision for this proceeding is issued. Late Filed Exhibit No. 7.

In Late Filed Exhibit No. 5, NU projected annual savings increasing to
$12.3 million five years after the Merger. This exhibit contained optimistic annual growth escalators of 3.5% for savings and 2.5% for sales after the Merger, which exceeded the YES sales base estimate (without Merger) by 250%. NU did not provide supporting documentation on how the higher escalation and growth rates are to be achieved. Further, NU did not identify the savings by company or their respective unregulated subsidiaries.

The Companies currently have different methodologies to allocate costs among their affiliates. Response to Interrogatory OCC-27. The basis for allocating charges to YES would be evaluated by the individual teams developing plans for integrating the businesses. Response to Interrogatory OCC-18. The Companies have not formulated plans in sufficient detail relating to the future operation of YES as a subsidiary of NU. Response to Interrogatory OCC-28.

The Companies have described the potential for administrative cost reductions, which is one aspect of the Merger that would benefit customers. However, the Companies are unwilling to commit to a rate reduction. NU requests that the savings resulting from the synergies first be used to pay the cost of the Merger. Morris PFT, p. 8. Under the NU proposal, given the cost of the Merger, such treatment would ensure that no savings would accrue to ratepayers for many years.

The Companies have identified estimated cost savings associated with the Merger. Should the Merger be completed, NU must file an update of the projected Merger savings identifying the source of all regulated savings in detail as well as savings of its unregulated affiliates. Although the Companies' savings projections and details of affiliate transactions are vague, they are not a statutory condition that would prevent Department approval of the Merger.

K.	CHARITABLE DONATIONS

NU represents that it anticipates no changes to the level of charitable donations by Yankee Gas as the result of YES becoming a subsidiary of NU. NU stated that there had been no discussions between NU and Yankee Gas that would indicate a change of policy with regard to Yankee Gas' charitable donations. Tr. 9/27/99, p. 260. In Docket No. 99-07-20, Joint Application of Energy East Corporation and Connecticut Energy Corporation for Approval of a Change of Control, Decision dated December 15, 1999, p. 12, and Docket No. 99-08-09, Joint Application of Energy East Corporation and CTG Resources, Inc. for Approval of a Change of Control, Application, p. 25, the applicants have committed to substantial increases in charitable donations above the respective companies' recent level of donations. The Department deems it appropriate that the NU and YES commit Yankee Gas to increasing and maintaining its charitable donations by 10% above the average of its most recent three-year donation levels, to be funded by the Companies' shareholders.

L.	GOODWILL/ACQUISITION PREMIUM

The purchase price is approximately $314,156,000 in excess of YES's net assets acquired and upon consummation of the Merger would be recorded in Account 114, Utility Plant Acquisition Adjustments, of the Connecticut Uniform System of Accounts. A breakdown is as follows:

                                                           			    (000's)

Purchase Price, assumed value of common stock and cash
     Consideration (based on 10,653,457 YES shares outstanding at $ 479,406
     June 30, 1999, at $45 per share)
Estimated Direct Costs to be incurred in consummating the			          8,000
     Merger
 													                                                       487,406

Net Assets of Yankee Energy System		   					                        (173,250)
Excess of purchase price over net assets acquired	 		              $ 314,156

Response to Interrogatory OCC-21

The above calculation is based on the Accounting Principles Board (APB) Statement Number 16, which addresses accounting for business combinations, whereby an acquiring entity is required to allocate the purchase price over the fair value of the assets acquired less the liabilities assumed. Response to Interrogatory GA-18. This accounting methodology is known as the purchase method of accounting. Under this methodology, the purchase price would be allocated to the YES regulated utility and unregulated nonutility assets and liabilities based on their estimated fair market values at the date of acquisition. The purchase price in excess of the amounts recorded on the YES books will be shown as a plant acquisition adjustment for the regulated utility and goodwill for the unregulated businesses on the consolidated balance sheet. Application, p. 15.

The Companies are not seeking specific ratemaking treatment for the acquisition premium in this docket. Response to Interrogatory OCC-22. The Companies intend to address the savings of the Merger, along with the associated costs, in a future rate proceeding. Response to Interrogatory EL-
16. The Companies are requesting that the Department recognize that the synergies should be applied first to pay the costs of achieving the Merger. According to Mr. Morris, "[w]e are requesting that the Department in its order provide us an opportunity to recover some of the acquisition premium by retaining the synergy benefits until the merger's costs are paid." Morris PFT, p. 8. NU's rationale is that the Department should provide the two companies with a reasonable opportunity to earn both a return of and on the investment made in connection with this merger since, without that investment, there would be no synergies to share and no benefits to customers, employees, and the State of Connecticut. Wiater PFT, p. 8; Responses to Interrogatories OCC-22 and OCC-60.

OCC argues that the acquisition premium is not an actual cost and since the benefit of the premium/acquisition adjustment flows to stockholders, they should bear these costs. OCC Brief, p. 20.

The Department determines that it is appropriate for NU shareholders rather than its ratepayers to bear the cost of acquisition premium of the Merger. As noted in Section III.I, the Merger is in the best financial interests of current YES shareholders. NU has estimated annual synergies rising to $10 million within five years, but the Companies have requested a Yankee Gas rate freeze so that none of these savings would be passed on to ratepayers. It is only under the most optimistic assumptions of the synergy estimates (discussed in Section III.J above) that Yankee Gas ratepayers could receive benefits in the long-term to offset the $314 million acquisition premium. NU has readily acknowledged that the estimated synergy benefits may not materialize.

With regard to the inclusion of the goodwill/acquisition premium for the purpose of determining what, if any, earnings are shared in the future, the Department will make no decision at this time. The Department will consider the issue of how goodwill expense and investment should impact future earnings sharing in a future rate proceeding, recognizing that the Department has generally treated intangibles, such as goodwill, recoverable under general cost of service principles only to the extent the intangibles arise from legitimate costs of doing business or are required to bring about customer benefit, and then, only to the amount of the legitimate costs or quantified level of customer benefit. See Decision dated May 17, 1995 in Docket No. 93-12-24, DPUC Review of Basic Cable Rates and Equipment Charges of Tele-Media Company of Western Connecticut.

In summary, this Decision does not obligate ratepayers to fund any portion of goodwill/acquisition premium costs and does not allow any portion of amortization of the acquisition premium to be considered in the setting of rates.

M.	EXPENSES OF EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL AGREEMENTS

	The Companies have entered into an employment agreement with Mr. Gooley and NU has agreed to offer to enter into binding employment arrangements with the following senior YES officers: J. Kingsley Fink, Mary J. Healey, Thomas
J. Houde, Steven P. Laden, James M. Sepanski and Murry K. Staples. NU will enter into these binding employment arrangements on the closing date with those persons who have accepted the offers. At the effective time, these employment arrangements will replace each executive's existing agreement with Yankee. Application Exhibit 10, p. 33.

	Under the terms of Mr. Gooley's employment agreement, NU will employ Mr. Gooley as president and chief executive officer (or in a similar capacity) of the surviving company after the Merger for a period of at least three years at a salary not less than his Yankee salary prior to the Merger and an entitlement to benefits and incentive compensation programs commensurate with NU senior executives. If the surviving company terminates his employment without cause and he delivers a written release of any claims against the surviving company, NU and other related parties, Mr. Gooley would receive a severance package consisting of cash, stock options and other benefits. Id.
Exhibit 10, pp. 33-34. The proposed employment arrangements with the other named officers offer them compensation and benefits not less than what they receive from Yankee immediately prior to the effective time, subject to upward review to match the standard terms for officers of NU subsidiaries generally. The employment arrangements provide executive officers with a severance payment if their employment is terminated or altered substantially within two years of a change in control. Exhibit 10, p. 34. Id.

According to the Companies, the employment agreement and employment arrangements are potential costs are not in rates at present and would be potentially recoverable in the future only in a rate case; there is no current direct cost incurred by ratepayers. Tr. 9/22/98, pp. 60 and 61. OCC expresses concern that, ""[I]f any management severance costs are incurred due to the purchase, they will be included within the premium/acquisition adjustment, thereby increasing costs which the Companies desire to recover
from ratepayers."   OCC Brief, p. 23.  The Department agrees that these costs
should not be borne by ratepayers and will require in the next Yankee Gas rate case a detailed accounting of any costs that may arise.

N.	TRANSACTION COSTS

	Estimated transaction costs that YES is currently expensing to Account 923, Outside Services Employed, are as follows:

                            		YTD			     Estimated			      Total
					                       7/31/99		    Additional		      Merger
Legal	                  $   342,949	   	$ 96,251		      $ 439,200
Investment Banker Fees    1,444,066    1,996,000	       3,440,066
Shareholder Expenses				                 553,602	 	       553,602
Other/Misc.						                        425,000	 	       425,000

     Total	              $1,694,066	   $3,163,802	      $4,857,868

     Response to Interrogatory OCC-11.

NU estimates that it will expense approximately $558,310 in merger costs. However, NU also estimates that it will accrue transaction costs for future recovery as follows:

                      							  YTD	           Total
							                      8/31/99	       Projected
Legal Services				       $   431,057	      $1,000,000
Bank Services				          1,292,221	       3,838,471
Regulatory and Filing Fees    66,514	         111,514
Other Services	               45,452        2,491,706

     Total
                       $1,835,244.00    $7,441,691.00

       Response to Interrogatory OCC-11.

	NU indicated that ratepayers would not be responsible for the costs that are being expensed currently because they are being recorded on the books of the holding companies, YES and NU, and not the regulated operating company, Yankee Gas. Response to Interrogatory OCC-11.

The Department has determined that transaction costs associated with the Merger shall not be borne by Yankee Gas ratepayers.

O.	EFFECT OF THE MERGER ON COMPETITION

	OCC contends that the Merger would have a detrimental effect on the energy industry in Connecticut, eliminating the head-to-head gas versus electric competition in the Yankee Gas service territory. Further, a Con Ed/NU merger would dramatically alter the competitive impacts of an NU/YES merger since Con Ed has over one million natural gas customers. According to OCC, it is senseless for the Department to evaluate the NU/YES merger without taking into account how the Con Ed/NU merger will affect the competitiveness of energy markets in Connecticut. OCC Brief, p. 12.

	According to OCC, even absent consideration of the Con Ed/NU merger, an NU/YES merger would weaken competition in Connecticut by eliminating a potential new competitive entrant. According to OCC, "NU will no longer face Yankee Gas as a competing fuel threat nor will Yankee become a competitive electricity supplier under open distribution access." OCC Brief, p. 13.

	In developing his analysis, OCC witness, Dr. John Wilson relied on the U.S. Department of Justice and Federal Trade Commission's 1992 Horizontal Merger Guidelines (Guidelines), which are a screening tool used to evaluate the effect of Mergers on competition. Dr. Wilson offered several calculations of market power to support his assertion that market concentration would increase as a result of the Merger. By defining the relevant market to include gas and electricity as well as coal, wood, waste and solar, Dr. Wilson calculated that the Merger would raise NU's share of all BTUs sold in the CL&P service area from about 24.7% to approximately 41.8%. Defining the market as gas and electric energy only, the Merger would raise NU's market share from 42.1% to 71.4%. For customers in the Yankee Gas service area, these percentages would be higher. Wilson PFT, Exhibit JWW-1, pp. 1-4; OCC Brief, p. 13. Dr. Wilson also presented analysis in which the Herfindahl-Hirschman Index (HHI) increased from approximately 1,000 to over 1,900 as a result of the Merger; an HHI of greater than 1,800 is defined as a "highly concentrated" market.(7) Exhibit JWW-1, pp. 2-4.

OCC also questions whether the proposed Merger, by increasing firm size, would lead to greater efficiencies and lower costs. Dr. Wilson presented a statistical model that suggested that for a sample of 147 U.S. investor-owned electric utilities, larger utilities had higher rather than lower per-kWh costs. Exhibit JWW-2.

	NU/YES argue that the Guidelines are not useful for analyzing mergers subject to economic regulation. They point out that that the Guidelines define a market as "a product or group of products in a geographic area in which it is produced or sold such that a hypothetical profit maximizing firm, not subject to price regulation." They point out that the Guidelines apply only to firms that are not subject to price regulation. They emphasize that Yankee Gas and CL&P prices would continue to be subject to price regulation by the Department. Therefore, the Merger does not pose a competitive threat. NU/YES Brief, pp. 24-25.

	The Companies also take issue with Dr. Wilson's definition of relevant product market. They pointed out that as of January 1, 2000, Connecticut consumers would be able to choose electric suppliers from a company outside of the CL&P service territory or out-of-state. Had Dr. Wilson used the state of Connecticut as his relevant market, the concentration indexes and HHIs would have been lower. Id., p. 27. Lastly the Companies claim that Dr. Wilson overestimates market concentration by not including potential entrants, as required by the Guidelines. Id., p. 30.

The Department is cognizant of the potential for market power concentration that could occur when two or more dominant firms within a market combine, as the OCC claims with regard to the proposed Merger between NU and YES. There are various methods of determining anticompetitive market power, the quality of which depends, inter alia, on an appropriate definition of the product and its geographic market. The record in this case does not





7) The HHI index has been traditionally used by the U.S. Justice Department and Federal Trade Commission as a measure of market concentration.

clearly establish that the burden of defining the appropriate market or product has been met, particularly as it would pertain to an anticompetitive effect in Connecticut or a geographic portion thereof. To the extent that the product market may pertain to a larger market area that includes some or all New England states, the proposed NU/YES Merger is subject to examination on antitrust grounds by federal agencies charged with such review. Accordingly, an in-depth analysis of the competitive impact of the proposed transactions will be performed by the federal regulatory agencies charged specifically with such review.

P.	COMPANIES' PROPOSED RATE FREEZE

The Companies have requested a "quiet period" for rates for "some period of time" following the Merger. They contend that NU has made a significant investment in the Merger in the form of an acquisition premium and benefits from the Merger, in the form of synergies, are expected to emerge over time. The Companies are therefore requesting a rate freeze during which time NU would be permitted to use merger-related savings to offset its acquisition premium.

OCC has argued that a requested rate freeze is a "poorly disguised circumvention of the Connecticut statutes." OCC Reply Brief, p. 4. OCC
points out that pursuant to Conn. Gen. Stat.   16-19g, the Department is
required to review the returns of utilities based on a 12-month rolling average. In the event that a utility's earnings exceed its allowed rate of return by 100 basis points or more, the Department is required to conduct an overearnings review.

OCC is correct that a request for a rate freeze cannot override the Department's requirement to conduct a rate review under Conn. Gen. Stat. 16-19g. The Companies' request for a rate freeze is hereby denied, without prejudice, in this docket.

IV.	FINDINGS OF FACT

1.	YES is a corporation created and existing under the laws of the State of
Connecticut and has its corporate headquarters in Meriden, Connecticut.

2.	Yankee Gas, a Connecticut public service company wholly-owned by Yankee
Energy, is primarily engaged in the retail distribution of natural gas for residential, commercial and industrial uses and the transportation of natural gas for commercial and industrial uses.

3.	Yankee Gas has approximately 185,000 residential, commercial and industrial users in Connecticut, of which approximately 170,000 are also CL&P customers.

4.	During 1999, the bond ratings of CL&P, WMECO and PSNH were upgraded to investment grade by Standard & Poor's and Moody's investor rating services.

5.	In the post merger environment Yankee Gas would operate as a first level subsidiary of NU.

6.	Yankee Gas would continue to be subject to state safety regulations and the Natural Gas Pipeline Safety Act of 1968 (Act) with respect to the construction, operation and maintenance of its mains and services.

7.	The Companies proposed no changes to their customer service practices and policies.

8.	Compared to 1998, during 1999 there has been an increase in the number of NU complaints filed with the Department to date due to increased collection activities to reduce the number of uncollectible accounts.

9.	Companies' proposals for improving service to customers from the Merger have not been fully identified or developed by the Companies' Transition
Teams.

10.	In the last Yankee Gas rate case, Docket No. 96-08-05, the capital expenditure budget for the years 1997 and projected through 2001 was projected to be $135,000,000.

11.	To oversee the transition process, NU and YES have established 11 functional transition teams to design and oversee the Merger process.

12.	Yankee Gas currently has one service agreement with an affiliate.

13.	Following consummation of the Merger, the entire NU System, including
YES and Yankee Gas, will be operated on a consolidated basis.

14.	NARUC has adopted guidelines for cost allocation and affiliated transactions.

15.	NU charges affiliate transactions at cost, whether the regulated company is providing or receiving those services.

16.	NU's price of $45 per Yankee share payable in cash or NU common shares is subject to proration if Yankee shareholders owning more than 55% of Yankee shares elect to receive cash or if Yankee shareholders owning more than 45% of Yankee shares elect to receive NU common shares.

17.	Barr Devlin used the following valuation methods as the basis of its fairness opinion: stock trading history, publicly traded comparable company analysis, discounted cash flow analysis, comparable transaction analysis and pro forma merger analysis.

18.	NU assembled a team of internal specialists to conduct due diligence on
YES to develop an estimate of the costs that could be reduced in functional areas as a result of the merger.

19.	The NU due diligence process projected a lowering the combined annual
O&M expenses by approximately $10 million by the end of the fifth year after the merger.

20.	The purchase price for YES in excess of YES's net assets acquired is approximately $314,156,000.

21.	The purchase price in excess of the amounts recorded on the YES books will be shown as plant acquisition adjustment for the regulated utility and goodwill for the unregulated businesses on the consolidated balance sheet.

22.	The Companies are not seeking specific ratemaking treatment for the acquisition premium in this Docket.

23.	NU and Yankee have entered into an employment agreement with Charles E.
Gooley.

24.	NU has agreed to offer to enter into binding employment arrangements with the following senior officers: J. Kingsley Fink, Mary J. Healey, Thomas J. Houde, Steven P. Laden, James M. Sepanski and Murry K.
Staples.

25.	YES' transaction costs are estimated to be $4,857,8686.

26.	NU estimates that it will expense approximately $558,310 and accrue a total of approximately !The Formula Not In Table in transaction costs associated with the Merger.

V.	CONCLUSION AND ORDERS

A.	CONCLUSION

	Based on the record in this proceeding the Department hereby approves the Merger of NU and YES, subject to the orders below. The Department further concludes that the merged entity: (1) will have the financial, technological and managerial suitability and responsibility to provide service; (2) will possess the ability to provide safe, adequate and reliable service to the public through the company's plant, equipment and manner of operation if the application (3), will increase the level of community investment through increased charitable contributions, (4) will maintain and, where economically justified, expand the gas infrastructure, (5) and will provide open, nondiscriminatory access to qualified gas suppliers.

	Recovery of the acquisition premium by Yankee Gas ratepayers is denied. The Companies' request for a rate freeze is also denied.

B.	ORDERS

	For the following Orders, please submit an original and 12 copies of the requested material identified by Docket number, Title, and Order Number to the Executive Secretary.

1.	The terms and conditions under which this Department approves the Merger
Agreement shall be substantially as specified by the Companies and no further written material or oral supplements to or material modifications of those terms and conditions shall be executed without prior approval of this Department. The Companies shall notify the Department by April 30, 2000, that no material modifications were made to the terms and conditions of the Merger Agreement and whether the Merger has or has not taken place.

2.	No later than April 30, 2000, if the Merger takes place, the Companies shall provide copies of all closing documents. If the Merger does not take place, the Companies shall provide an explanation as to why it did not.

3.	No later than April 30, 2000, the Companies shall provide copies of all journal entries to the Department showing the effect of the Merger.

4.	No later than April 30, 2000, the Companies shall provide the Department with an exhibit showing the actual expenses, broken down by type, incurred by all parties for the Merger together with journal entries.

5.	The Companies shall submit all proposed affiliate agreements to the
Department for review prior to them becoming effective.

6.	NU shall allocate costs to YES and its subsidiaries in the same manner it currently allocates costs to all other NU System companies.

7.	The Companies shall submit to the Department any changes to their billing format, customer service policies and procedures, Rules and Regulations, pursuant to Section 16-19 of the General Statutes of Connecticut and ten days prior to implementation.

8.	Commencing January 31, 2000, NU shall submit quarterly reports to the
Department regarding the total number of complaints, broken down by complaint type, reported to YES by its customers.

9.	Commencing February 1, 2000, NU shall maintain a rolling three years'
written record of complaints received from its customers. The record shall include the name, address, telephone number, account number, nature of the complaint, and description of how it was resolved.

10.	A report detailing the customer benefits achieved by the Merger, including the measurements used prior to and after the Merger, shall be filed with the Department no later than September 1, 2000.

11.	No later than 30 days after the Merger takes effect, the Company shall file an update of the projected merger savings identifying the source of all regulated and unregulated savings.

12.	NU shall file its expansion plan for gas infrastructure no later than six months after the effective date of the Merger.

13.	Yankee Gas shall maintain its charitable donations by 10% above the average of its most recent three-year donation levels.

14.	The Companies shall file with the Department the final implementation plan on the merger transition process as described in Section III.H.1.



DOCKET NO. 99-08-02	JOINT APPLICATION OF NORTHEAST UTILITIES AND
				YANKEE ENERGY SYSTEMS, INC. FOR APPROVAL OF A
				CHANGE OF CONTROL

This Decision is adopted by the following Commissioners:




Jack R. Goldberg


Donald W. Downes


Linda Kelly Arnold




CERTIFICATE OF SERVICE

	The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.






	Louise E. Rickard						Date
	Acting Executive Secretary
	Department of Public Utility Control